

June 23, 2010

Nelson Ludlow
Chief Executive Officer
Intellicheck Mobilisa, Inc.
191 Otto Street
Port Townsend, WA 98368

   Re: Intellicheck Mobilisa, Inc.
      Registration Statement on Form S-3
      Filed May 27, 2010
      File No. 333-167124

Dear Mr. Ludlow:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide an analysis of your eligibility to register a primary offering of your securities on Form S-3. To the extent you are relying on General Instruction I.B.6 to register your primary offering, please comply with Instruction 7 to the General Instruction.

Where You Can Find More Information, page 13

2. Please incorporate by reference the Current Report on Form 8-K filed on May 26, 2010. Refer to Item 12(a)(2) of Form S-3.

<u>Signatures, page II-4</u>

3.   Your Form S-3 must be signed by your controller or principal accounting officer. Refer to Instruction 1 to Signatures of Form S-3. If Mr. Peter Mundy also occupies the position of principal accounting officer, his title should be revised to indicate each capacity in which he signs the report. Otherwise, please revise to include the signature of your controller or principal accounting officer.

<u>Exhibit 5.1</u>

4.   The legality opinion you have filed appears to be limited to the legality of the shares being registered in connection with the primary offering. Please have counsel revise its opinion to state whether the shares of your common stock that may be sold by the selling shareholders are validly issued, fully paid and non-assessable. Refer to Item 601(b)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       If you have any questions regarding these comments, please contact Courtney Haseley at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3456.

       Sincerely,

       Matthew Crispino
       Staff Attorney

cc: Via Facsimile: (206) 370-6040
       Christopher H. Cunningham
       K&L Gates LLP